NEWS RELEASE

ELD No. 10-04

TSX: ELD   NYSE:EGO  ASX: EAU

January 28, 2010

Operating Outlook 2010 - 2011

Continued Growth at Low Cost

(All amounts expressed in US dollars, unless otherwise stated)

VANCOUVER, BC – Paul N. Wright President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “We”) is pleased to provide operating guidance for 2010 and an outlook for 2011.

Following a very successful year in 2009 the Company remains on track to continue its disciplined growth based on the development of its high quality asset base and the continued enhancement of its existing operations. With a proven and probable reserve of approximately 15 million ounces the Company remains well positioned and will remain one of the lowest cost gold producers in the industry.

With a year end balance sheet that includes approximately $315 million cash, the Company will continue to be financially strong through its period of growth.

Production and cash costs in 2010 are planned to be in the range of 550,000 – 600,000 ounces of gold and $385-$400 per ounce respectively.  The outlook for 2011 includes continued increasing production to 790,000 - 860,000 ounces of gold with a reduction in costs to the $315-$325 per ounce range.

Significant contributors to the increased production and decrease in operating cost will be the commencement of production at the Company’s new low cost Efemcukuru and Eastern Dragon Mines which are presently under construction.

2010 Guidance

Mine	Gold Production (oz)	Cash Cost ($/oz)	Capital Expenditure ($ million)
Kisladag	230,000 – 240,000	310 – 330	65
Tanjianshan	95,000 – 105,000	420 – 435	15
Jinfeng	170,000 – 190,000	450 – 480	25
White Mountain	55,000 – 65,000	430 – 460	15
	550,000 – 600,000	385 – 400	120
Development Project
Efemcukuru Project			105
Eastern Dragon			50
Perama Hill			5
			160
Total Mine and Project Capital Expenditure			280

Exploration

World wide Exploration Budget for 2010 is approximately $35 million of which $30 million is planned to be expensed.  Of the $35 million approximately $13.5 million is expected to be spent in China with the balance in Turkey, Brazil and Nevada.

Kisladag

The Kisladag Mine is planning to operate through 2010 with production of 10 million tonnes per annum at an ore grade of 1.03 g/t Au and a strip ratio of 1.21:1.  The largest element of the capital plan for 2010 is the $40 million budget for the planned Phase 1 expansion. This expansion will enable Kisladag to be operated at 12 million tonnes per annum and at a steady state annualized rate of approximately 300,000 ounces commencing in 2011.  On site exploration at Kisladag will consist of approximately 20,000 metres of diamond drilling designed to define the ultimate resource base in 2010.

Tanjianshan

Tanjianshan is planning to process 1 million tonnes of ore in 2010 at an average grade of 3.85 g/t Au.  Mining will continue from the JLG pit at a strip ratio of 2.5:1.  Capital spending of $15 million includes upgrades to the plant and roaster, a new lift on the tailings dam, and an underground exploration decline at QLT.  Drilling will continue in 2010 on the 323 zone, as well as QLT deeps and other anomalies defined by rotary air blast drilling.

Jinfeng

Jinfeng will process 1.5 million tonnes of ore at a grade of 4.96 g/t Au.  The open pit will produce 1.1 million tonnes of ore with the underground mine contributing the additional 0.4 million tonnes.  The strip ratio in the pit in 2010 is 17.8:1, dropping to 5.8:1 in 2011.  Ore production from the underground will increase to 0.6 million tonnes in 2011.  Management is currently performing a detailed review of the mining operations at Jinfeng to determine the optimum pit depth, as well as underground mining methods and production rates.

White Mountain

White Mountain will process 600,000 tonnes of ore at a grade of 4.0 g/t Au.  The tonnes and grade will be similar in 2011, and management is reviewing options to increase underground production to utilize excess capacity in the mill.

Efemcukuru

At the Efemcukuru project capital spending for 2010 will total $105 million to complete surface facilities and underground development necessary to commence production in 2011.  Exploration will continue on parallel veins within the epithermal system, including the Kokarpinar vein to the south and the northerly extension of the main ore zone.

Eastern Dragon

At the Eastern Dragon project approximately $50 million will be spent on construction in 2010, with production expected to begin in 2011.  Initial production will come from a small, high grade open pit while the underground access is developed.  An aggressive drill program is planned for 2010 for the main lode 5 structure and to explore already identified parallel structures within the exploration licence.

Perama

During 2010 at Perama we will concentrate on permitting activities prior to planned construction starting in the second half of 2011.  Management views the recent political and economic developments in Greece as positive for the permitting and timely development of this project.

2011 Outlook

Mine	Gold Production (oz)	Cash Cost ($/oz)	Capital Expenditure ($ million)
Kisladag	270,000 – 280,000	300 – 320	20
Tanjianshan	95,000 – 105,000	400 – 420	5
Jinfeng	200,000 – 220,000	370 – 390	20
White Mountain	65,000 – 75,000	410 - 440	5
Eastern Dragon	70,000 – 80,000	140 – 160	15
Efemcukuru	90,000 – 100,000	190 – 210	10
	790,000 – 860,000	315 – 325	75
Development Project
Perama Hill			60
Total Mine and Project Capital Expenditure			135

Principal assumptions used in the preparation of guidance for 2010 and outlook for 2011 include:

Gold Price

$1,000

Oil Price

$65 / barrel

Exchange Rate

CAD vs USD

1.10

RMB vs USD

6.50

YTL vs USD

1.50

EURO vs USD

0.68

REAL vs USD

1.80

“The Company in 2010 will continue to focus on meeting or exceeding its stated mine operating objectives, completing on schedule the construction of its Efemcukuru and Eastern Dragon projects and continuing the permitting of its Perama Hill Project. With a budgeted $35 million exploration programme which includes in excess of 125,000 metres of drilling in the year we fully expect continued expansion of the Company’s high quality reserve and resource base”, commented Paul N. Wright, President & Chief Executive Officer.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Turkey, Greece and surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United

States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the number of shares issued is subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).  Eldorado’s CDIs trade on the Australian Securities Exchange (ASX: EAU). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

             Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com